
02036346

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 27 2002
165
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001


JUL 16 2002
THOMSON
FINANCIAL

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

HOWMET EMPLOYEES' 401(K) PLAN
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

HOWMET EMPLOYEES' 401(k) PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Beneficial Life Tower
36 South State Street Suite 1700
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 363 7371

Report of Independent Accountants

To the Participants and Administrator of the Howmet Employees' 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Howmet Employees' 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note B, effective January 1, 2002, the assets of the Plan were merged into the Alcoa Savings Plan for Subsidiary and Affiliate Employees.

PricewaterhouseCoopers LLP

May 30, 2002

HOWMET EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2001	2000
ASSETS		
Plan interest in Cordant Technologies Inc. Master Savings Trust (Note C)	$ 282,252,069	$ 235,317,002
Interest and contributions receivable	640	528,453
TOTAL ASSETS	282,252,709	235,845,455
LIABILITIES		
Accrued liabilities	503	29,915
NET ASSETS AVAILABLE FOR BENEFITS	$ 282,252,206	$ 235,815,540

See notes to financial statements.

HOWMET EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2001	2000
Investment income:		
Plan interest in Cordant Technologies Inc. Master Savings Trust investment income (Note C)	$ (816,276)	$ 3,842,453
Contributions:		
Company contributions	11,383,539	6,669,912
Participant contributions	19,040,702	11,563,561
Rollover contributions	1,736,432	1,754,985
Plan transfer - Howmet Hourly Employees	35,454,275	-
Plan transfers	(6)	277,255
TOTAL ADDITIONS	66,798,666	24,108,166
Participant payments	19,965,645	18,054,323
Administrative expenses	396,355	416,374
TOTAL DEDUCTIONS	20,362,000	18,470,697
NET INCREASE	46,436,666	5,637,469
Net assets available for benefits at beginning of year	235,815,540	230,178,071
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 282,252,206	$ 235,815,540

HOWMET EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Howmet Corporation Employees' 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments

Through December 31, 2001, all investments of the Plan were held in the Cordant Technologies Inc. Master Savings Trust (the "Trust") by the Northern Trust Company (the "Trustee"). The investment managers are appointed by the Compensation Committee of Alcoa Inc.'s ("Alcoa") Board of Directors. The investments in the trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the Trustee. The participant loans are valued at cost, which approximates fair value. The Fixed Income Fund is valued at contract value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. The Plan presents in Note C, the net appreciation (depreciation) in the fair value of Plan investments held in the Cordant Technologies, Inc. Master Savings Trust, which consists of the realized gains and losses, dividend and interest income, and the unrealized appreciation (depreciation) on those investments.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans," and Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contributions Pension Plans," requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value (See Note D).

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the Amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined contribution pension plans. Accordingly, the Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plan holds no other material derivative financial instruments at December 31, 2001 or 2000.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, prepayment, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation. These reclassifications did not change the previously reported net assets or changes in net assets of the Plan.

NOTE B - DESCRIPTION OF THE PLAN

Effective January 1, 2001, the Plan's name was changed from the Howmet Corporation Salaried Employees' Savings Plan to the Howmet Employees 401(k) Plan.

On May 25, 2000, Cordant Technologies Inc. ("Cordant"), the administrator of the Plan and majority owner of Howmet Corporation (the "Company") was acquired by Alcoa. On June 19, 2000, Alcoa acquired the remaining publicly held shares of the Company.

The Plan is a defined contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in Alcoa or to invest in one of the other seven investment options. The Plan covers all employees of the Company and its subsidiaries and is a defined contribution plan established under Section 401(k) of the Internal Revenue Code.

On January 1, 2001, the assets of the Howmet Corporation Hourly Employees Savings Plan were merged into the Plan. Effective January 1, 2002, the assets of the Plan were merged into the Alcoa Savings Plan for Subsidiary and Affiliate Employees.

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation in the Plan is voluntary. Participants may make contributions from 1 percent to 20 percent of annual compensation subject to Internal Revenue Code limitations. Compensation includes base salary, bonuses, overtime pay, commissions, holiday and vacation pay, and pay in lieu of vacation in the case of retirements and terminations. Effective January 1, 2000, the Company contributes an amount equal to 100 percent of the participants' contributions to the Plan, up to five percent of eligible earnings. Amounts forfeited by participants who have terminated employment before fully vesting are used to reduce future Company contributions. The amounts forfeited were $191,692 in 2001 and $39,756 in 2000.

Effective January 1, 2000, all participants hired before January 1, 2000 are 100 percent vested in the Company's contributions. Participants hired on or after January 1, 2000 become vested in Company contributions at a rate of 33 1/3 percent each year from their first day of employment, and become fully vested after three years of continuous service or upon death or disability, whichever occurs first.

Participants may borrow a minimum of $1,000 from their fund accounts, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms range from one to ten years. The interest charged on loans is based upon rates determined by the Plan Administrative Committee, subject to the Department of Labor regulations. Principal and interest are paid ratably through monthly payroll deductions.

Distributions from the Plan can occur from the following: (1) upon a participant's retirement or termination of employment, the participant's accrued benefit shall be paid in full; (2) upon a participant's death, the participant's accrued benefit shall be paid in full to his or her eligible spouse, designated beneficiary, or legal representative if there is no beneficiary; and (3) with proper notarized documentation to the Benefit Plans Committee, participants may withdraw their funds, provided their requests meet certain criteria that demonstrate an immediate need due to hardship. The amount that can be withdrawn is subject to certain limitations and restrictions.

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

The following investment options are available to participants:

Equity Index Fund

Barclays Global Investors manage this fund. This fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities that comprise the Standard and Poor's 500 Composite Stock Price Index.

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Alcoa Stock Fund

This fund is invested primarily in Alcoa common stock. Its performance depends primarily upon the performance of the Alcoa stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

Balanced Fund

The investment management firm of Dodge and Cox manages this fund. This fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested.

International Equity Fund

The investment management firms of Morgan Stanley Dean Witter Advisors Inc. and Capital Guardian Trust Company manage this fund. This fund seeks to provide above average investment return by investing in the stocks of established foreign companies. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Large Cap Equity Fund

This fund is managed by the investment management firms of Invesco Capital Management Inc. Twin Capital Management Inc. and Lincoln Capital Management Company. The objective of this fund is to provide an above average investment return over the long term by principally investing in the common stock of large, liquid companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Mid Cap Equity Fund

The investment management firms of Gulf Investment Management Inc. and William Blair manage this fund. The objective of this fund is to provide an above average investment return over the long-term by principally investing in the common stock of mid-size companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Small Cap Equity Fund

The investment management firms of Keeley Asset Management Corporation Inc., Fisher Investments Inc., Shaker Investments and DRESDNER RCM Global Investor LLC manage this fund. The objective of this fund is to provide an above-average investment return over the long term by principally investing in the common stock of small-sized companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Fixed Income Fund

The objective of this fund is to provide a guaranteed conservative rate of return on a benefit-responsive investment contract (see Note D). The investment contract is valued at contract value as reported to the Plan, and participants may ordinarily direct withdrawals of transfer from this investment option at contract value.

Loan Fund

This fund contains loans to participants. Participants can borrow up to 50 percent of their account balance, but not more than $50,000, to be repaid with interest over a maximum of five or ten years depending on the loan purpose. The stated annual rate was 7.4 percent, 7.7 percent, 6.8 percent, and 6.35 percent for the four quarters of 2001, respectively and 8.1 percent, 8.47 percent, 8.28 percent, and 7.95 percent for the four quarters of 2000, respectively.

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST

The Plan's investments were held in the Trust as of December 31, 2001 and 2000. At December 31, 2001 and 2000, the Plan's interest in the investments of the Trust was approximately 34.4 percent and 28.5 percent respectively. The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan in the Trust. Investment income relating to the Trust is allocated to the individual plans based upon each plan's proportionate share of the fair value of the Trust's assets.

Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value ("NAV") at an annual rate of fifteen one hundredths of one percent. The Company pays all other Plan administrative and general expenses.

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST (CONTINUED)

The following table presents investments for the Trust:

	December 31	
	2001	2000
Investments, at fair value		
Equity Index Fund	$ 188,991,912	$ 238,725,811
Alcoa Stock Fund	52,479,993	52,571,775
Balanced Fund	107,629,994	87,145,656
International Equity Fund	24,377,444	31,823,007
Large Cap Equity Fund	20,302,872	14,011,567
Mid Cap Equity Fund	24,305,841	17,435,398
Small Cap Equity Fund	48,854,587	52,775,559
Loan Fund	26,880,853	27,530,342
Total Investments, at Fair Value	493,823,496	522,019,115
Investments, at contract value *		
Fixed Income Fund	326,366,651	303,608,836
TOTAL INVESTMENT IN MASTER TRUST	$ 820,190,147	$ 825,627,951

* The estimated fair value of insurance contracts held at December 31, 2001 and 2000 approximates $335,248,139 and $303,938,656 respectively.

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST (CONTINUED)

Investment income for the Trust is as follows:

	Year Ended December 31	
	2001	2000
Investment income:		
Dividend income	$ 5,492,687	$ 4,709,340
Interest income	22,944,965	20,628,821
Net realized gains (losses) and unrealized appreciation (depreciation) in fair value of investments:		
Equity Index Fund	(28,064,192)	(23,163,297)
Cordant Stock Fund	-	43,590,937
Alcoa Stock Fund	3,652,935	11,238,838
Balanced Fund	4,825,411	8,103,222
International Equity Fund	(4,325,616)	(1,918,895)
Large Cap Equity Fund	(1,027,955)	(1,636,528)
Mid Cap Equity Fund	1,214,458	1,534,974
Small Cap Equity Fund	(167,623)	(655,197)
TOTAL INVESTMENT INCOME	$ 4,545,070	$ 62,432,215

NOTE D – INVESTMENT CONTRACTS

The Trust holds three separate benefit-responsive investment contracts with Chase Manhattan Bank, Morgan Guarantee Trust Company of New York and UBSAG. These companies maintain the contributions in an unallocated fund, to which interest is credited at an agreed upon rate. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contact value for credit risk of the contract issuer or otherwise. The stated annual rate of return was 6.82 percent and 6.83 percent for 2001 and 2000, respectively. The average yield for the fund was 6.82 percent and 6.67 percent for 2001 and 2000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and is reviewed on a quarterly basis for resetting. The estimated fair value of the investment contracts held by the Plan at December 31, 2001 and 2000 approximates $95,654,634 and $64,540,947, respectively.

NOTE E – INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under Section 401 and the Trust is exempt from tax under Section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.

NOTE F – FORM 5500 RECONCILIATION

The December 31, 2001 financial statements include net assets available for plan benefits of $282,252,206, which is not included in the 2001 Final Form 5500. This amount is included as a plan asset transfer to the Alcoa Savings Trust on the statement of changes in net assets available for benefits on the Form 5500. As a result, the Form 5500 appropriately shows $0 for net assets available for benefits as of December 31, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Management Committee for the Howmet Employees' 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HOWMET EMPLOYEES' 401(K) PLAN



R. B. Kelson
Benefits Management Committee Member



T. S. Mock
Benefits Management Committee Member



A. H. Petrie
Benefits Management Committee Member

June 20, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Beneficial Life Tower
36 South State Street Suite 1700
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 363 7371

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (Registration No. 333-47116) of the Howmet Employees' 401(k) Plan of our report dated June 19, 2002 relating to the financial statements of the Howmet Employees' 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Salt Lake City, Utah
June 20, 2002